Exhibit 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(in thousands, except ratios)	2012	2013	2014	2015	2016
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	$9,722	$114,763	$89,864	$(267,509)	$(76,661)
Fixed charges	4,766	14,153	21,670	25,089	27,301
	$14,488	$128,916	$111,534	$(242,420)	$(49,360)
COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$4,737	$14,125	$21,656	$25,066	$27,262
Implicit interest in rent	29	28	14	23	39
	$4,766	$14,153	$21,670	$25,089	$27,301
Ratio of earnings (loss) to fixed charges(2)	3.04x	9.11x	5.15x	— (3)	— (3)

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)

The ratio has been computed by dividing earnings (loss) by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings (loss), which includes income before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(3)

Due to our net losses for the years ended December 31, 2015 and 2016, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $242.4 million and $49.4 million for the years ended December 31, 2015 and 2016, respectively.